Concordia International Corp. Completes Recapitalization Transaction
MISSISSAUGA, ON., September 6, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced the completion of the recapitalization transaction (the “Recapitalization Transaction”) described in the Company’s management information circular dated May 15, 2018 (the “Circular”), and implemented pursuant to the court-approved plan of arrangement dated June 26, 2018, under the Canada Business Corporations Act (the “CBCA Plan”).
“We believe that the successful closing of the Recapitalization Transaction will allow us to pursue our strategy and achieve our goals,” said Graeme Duncan, Chief Executive Officer of Concordia. “We have an enviable global specialty generics platform, and will be seeking both organic and inorganic growth opportunities to leverage this platform to its full potential. With a new executive leadership team, a revitalised and strong financial structure and our exceptional global platform, we are looking forward to an exciting future. We thank all stakeholders and employees for their commitment to Concordia as we conclude this significant milestone in the Company’s history.”
The Recapitalization Transaction includes, among others, the following key elements:

•	the Company’s total debt has been reduced by approximately US$2.4 billion and its annual cash interest expense has been reduced by approximately US$170 million;

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US$586.5 million in cash was invested pursuant to a private placement (the “Private Placement”) by certain parties and their subsidiaries that executed the subscription agreement with Concordia, dated May 1, 2018, in exchange for new limited voting shares of Concordia representing in the aggregate approximately 87.69% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction;

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the Company’s secured debt (the “Secured Debt”) in the aggregate principal amount of approximately US$2.1 billion, plus accrued and unpaid interest, has been exchanged for (i) cash in an amount equal to any outstanding accrued and unpaid interest (at contractual non-default rates) in respect of the Secured Debt, (ii) cash in the amount of approximately US$605 million (taking into account early consent cash consideration for holders of Secured Debt entitled to early consent cash consideration under the CBCA Plan), and (iii) approximately US$1.36 billion of new secured debt (the "New Secured Debt") comprised of new senior secured term loans (approximately US$1.06 billion, denominated in U.S. dollars and Euros) and new senior secured notes (approximately US$300 million, denominated in U.S. dollars);

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the Company’s unsecured debt (the “Unsecured Debt”) in the aggregate principal amount of approximately US$1.6 billion, plus accrued and unpaid interest, has been exchanged for new limited voting shares of Concordia representing in the aggregate approximately 11.96% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction (taking into account early consent shares for holders of Unsecured Debt entitled to early consent consideration under the CBCA Plan), with holders of the Company’s existing 7.00% unsecured notes on an aggregate basis receiving approximately 2.3987 limited voting shares per US$1,000 of principal amount of 7.00% unsecured notes, holders of the Company’s existing 9.50% unsecured notes on an aggregate basis receiving approximately 2.4403 limited voting shares per US$1,000 of principal amount of 9.50% unsecured notes, and lenders under the unsecured equity bridge loan on an aggregate basis receiving approximately 2.4625 limited voting shares per US$1,000 of principal amount of the unsecured equity bridge loan in exchange for their Unsecured Debt pursuant to the terms of the CBCA Plan, and early consenting holders of the Company’s Unsecured Debt receiving an additional approximately 1.1977 limited voting shares per US$1,000 of principal amount of Unsecured Debt in exchange for their Unsecured Debt pursuant to the terms of the CBCA Plan;

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the Company’s existing common shareholders retained their common shares, subject to a 1-for-300 common share consolidation (the “Share Consolidation”) and re-designation as limited voting shares pursuant to the CBCA Plan, representing approximately 0.35% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction;

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all other equity interests in Concordia, including all options, warrants, rights or similar instruments, have been cancelled pursuant to the CBCA Plan, and all equity claims, other than existing equity class action claims against Concordia (the "Existing Equity Class Action Claims"), have been released pursuant to the CBCA Plan, provided that any recovery in respect of any Existing Equity Class Action Claims has been limited pursuant to the CBCA Plan to recovery from any applicable insurance policies maintained by the Company;

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any and all (a) defaults resulting from the commencement of the CBCA proceedings, and (b) third party change-of-control provisions that may have been triggered by implementation of the Recapitalization Transaction, have been permanently waived pursuant to the CBCA Plan;

•	obligations to customers, suppliers and employees (other than the cancellation of certain equity interests, described above) were not affected by the Recapitalization Transaction; and

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pursuant to the CBCA Plan, certain amendments were made to the Company’s articles to, among other things, amend Concordia’s authorized capital and provisions attaching to its shares, and the Company’s existing by-laws were repealed and a new general by-law of Concordia was adopted and approved.

The Share Consolidation being completed as part of the Recapitalization Transaction reduced the number of issued and outstanding Concordia common shares to approximately 170,946 (prior to taking into account the issuance of the limited voting shares pursuant to the Recapitalization Transaction). Together with the new limited voting shares issued pursuant to the Recapitalization Transaction, the Company now has a total of 48,854,257 limited voting shares issued and outstanding, which will commence trading on the Toronto Stock Exchange (the “TSX”) on September 11, 2018 under the symbols CXR (in Canadian dollars) and CXR.U (in US dollars).
Upon completion of the Recapitalization Transaction, the Company expects to have approximately US$200 million of unrestricted cash on hand, after taking into account certain advisory and other customary fees to be paid after the close of the Recapitalization Transaction.

In connection with the implementation of the CBCA Plan, Concordia finalized and entered into an investor rights agreement (the “Investor Rights Agreement”) with the parties that participated in the Private Placement, as further described in the Circular. The Company has also amended the previously announced and posted amendments to the articles of Concordia (the “Articles Amendments”) which reflect certain aspects of the Investor Rights Agreement and became effective upon implementation of the CBCA Plan. The final versions of the Investor Rights Agreement and the Articles Amendments will be posted on the Company’s website at www.concordiarx.com and/or under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
As part of the Recapitalization Transaction, a new management incentive plan is being adopted pursuant to the CBCA Plan, pursuant to which a maximum of up to 7.5% of the limited voting shares outstanding upon implementation of the CBCA Plan could be issued, as approved in connection with approval of the CBCA Plan. When such limited voting shares are issued, they will dilute the limited voting shares of Concordia issued upon implementation of the CBCA Plan.
In connection with the implementation of the CBCA Plan and the new management incentive plan, certain amendments were made to the CBCA Plan pursuant to its terms. The final amended CBCA Plan will be posted on the Company’s website at www.concordiarx.com and/or under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Strategy Overview
As outlined during the Company’s second quarter, 2018 conference call on August 8, 2018, Concordia’s business will be based on two key strategic, guiding principles that will focus the Company’s efforts towards:

•	Acquiring targeted products and companies predominantly in the Company’s core and proximate markets in an effort to deliver short-term growth and longer-term value, and

•	Expanding its product portfolio through pipeline, partnerships and swaps in an effort to deliver mid-term growth and longer-term value.
Concurrently, the Company will focus on two operational imperatives that it believes will support its growth aspirations. These imperatives consist of:

•	Leveraging Concordia’s global capability to its full extent, and

•	Embarking on a new start through clarity of vision, culture, leadership and brand.

Mr. Duncan continued, “These four strategic workstreams will be overseen by a talented and aligned executive leadership team. I am excited by both the strategic and leadership clarity that we now have, and I look forward to leading the business with a much stronger capital structure.”
New Board Members
As part of the Recapitalization Transaction, and in accordance with the CBCA Plan and the Investor Rights Agreement, as further described in the Circular, certain of Concordia’s directors resigned effective upon implementation of the CBCA Plan, and three new directors, in addition to Concordia’s Chief Executive Officer, have been appointed to the board of directors of Concordia pursuant to the CBCA Plan.

“We would like to thank each of Dough Deeth, Rochelle Fuhrmann, Itzhak Krinsky, Francis Perier, Jr. and Patrick Vink for all of their hard work and support for Concordia over the years, as well as their help and assistance with the company’s recapitalization,” said Mr. Duncan.
Current board director, Randy Benson, will become the Company’s new chairman. Based in Toronto, Canada, Mr. Benson has more than 18 years of experience managing corporate restructurings most recently as Principal at RC Benson Consulting, Inc. From 2012 to 2016. Mr. Benson was Partner and National Co-leader, Restructuring and Turnaround at KPMG Canada.
Concordia’s new directors include:
Barry Fishman
Mr. Fishman has approximately 20 years of experience as a business leader, including his recent role as CEO of specialty pharmaceutical company Merus Labs International Inc. (TSX: MSL, NASDAQ: MSLI). In July 2017, European speciality pharmaceutical company Norgine B.V. acquired Merus Labs.
His leadership history also includes serving as CEO of Teva Canada for six years, and prior to that, he served as Taro Canada’s CEO. He is also a past Chair of the Canadian Generic Manufacturers Association.
Mr. Fishman began his pharmaceutical career at Eli Lilly and spent 17 years at the company in increasingly senior roles. He is currently the CEO of VIVO Cannabis Inc. (TSX-V: VIVO), a licensed producer and distributor of premium pharmaceutical-grade plant-based medicines.
Florian Hager
Mr. Hager is a Principal at GSO Capital Partners based in London, England. He is involved in both debt and equity investments across a wide variety of industries with a specific focus on special situations.
Before joining GSO Capital Partners, Mr. Hager worked in Blackstone’s Restructuring & Reorganization Group where he advised debtors and creditors on in-court and out-of-court restructurings.
Prior to Blackstone, Mr. Hager worked at Lehman Brothers and Nomura International in London where he was involved in numerous transactions across the industrial and technology sectors including mergers and acquisitions, initial public offerings and leveraged buyouts.
Robert Manzo
Mr. Manzo co-founded Policano and Manzo, LLC, a consulting firm specializing in providing financial services to distressed companies and their lenders.
In 2000, Mr. Manzo sold his firm to FTI Consulting, Inc., a global business advisory firm where he held the position of senior managing director through 2005.
Since 2006, Mr. Manzo has been a private investor and serves on a number of public and private company boards.

The Company's legal advisors in connection with the Recapitalization Transaction were Goodmans LLP and Skadden, Arps, Slate, Meagher & Flom LLP and its financial advisor was Perella Weinberg Partners LP.
The legal advisors to the ad hoc committee of holders of secured debt in connection with the Recapitalization Transaction were Osler, Hoskin & Harcourt LLP and White & Case LLP and their financial advisor was Houlihan Lokey Capital, Inc. The legal advisors to the ad hoc committee of holders of unsecured debt in connection with the Recapitalization Transaction were Bennett Jones LLP, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ashurst LLP and their financial advisor was Greenhill & Co., LLC.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward‐looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to: the management incentive plan and the dilution that is expected to result therefrom, Concordia’s focus on implementing its strategic priorities in its efforts to create value for all stakeholders, the prospects of issuing more exciting news, Concordia’s robust global speciality generics platform and leveraging that platform, the expected commencement of trading of limited voting shares on the TSX, the expected amount of cash on hand upon completion of the Recapitalization Transaction, the Company’s key strategic, guiding principles, the Company’s two operational imperatives, the alignment of Concordia’s business operations and growth prospects and certain documentation to be entered into by Concordia, or that have become effective, upon the implementation of its Recapitalization Transaction, the disclosure of certain documents entered into by Concordia in connection with the Recapitalization Transaction, and the focus on becoming a leader in European speciality, off-patent medicines. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with certain documentation entered into, or becoming effective, upon the implementation of the Recapitalization Transaction, the completion of the Share Consolidation, the trading of limited voting shares on the TSX not commencing when anticipated, risks relating to the inability to execute on inorganic or organic opportunities (or such opportunities not being available to the Company), the inability to fully leverage Concordia’s platform, Concordia’s platform proving not to be robust for growth, the inability to create value for all or any stakeholder, Concordia’s inability to acquire targeted products or companies in core and proximate markets, Concordia’s inability to create short, long or mid term growth and/or value, Concordia’s inability to expand its portfolio in any of the ways described herein, Concordia’s inability to focus and execute on the key strategic, guiding principles and operational imperatives described herein, risks relating to the cancellation of all equity interests other than the common shares, the impact of competitive, financial and political forces on the business, risks associated with working with, or finding, development partners, the inability to maintain a tax efficient operating model, the Company's inability to become a leading European specialty "off-patent" medicines player, the inability to implement the Company's go-forward strategy or to implement such strategy within the expected timeline, risks associated with the Recapitalization Transaction including the CBCA process not providing the protection sought by Concordia, third parties not complying with the orders entered in the CBCA proceedings and taking steps against Concordia and its subsidiaries, the Recapitalization Transaction not being the best financial path forward for the Company, alternatives to the Recapitalization Transaction that may be available to the Company which are better suited for the Company, the inability of the Recapitalization Transaction to position the Company to deliver on its strategic plans, the inability to address deferred payments as part of any recapitalization transaction, the inability of Concordia to implement its strategic priorities, the inability of Concordia to create value for all stakeholders, the inability of Concordia to align its business operations and growth prospects, the fact that Concordia may not issue exciting news or be able to implement actions that would result in exciting news, risks associated with the management incentive plan, including, without limitation, the dilution that may result from the issuance of securities under the management incentive plan, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, including the investigations by the United Kingdom’s Competition and Markets Authority, the failure to comply with applicable laws, risks associated with litigation including the class action lawsuits that the Company is currently subject to, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act) risks associated with regulatory and/or government intervention on the price of the Company’s products, risks relating to supply, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), the impact of increased competition on the volume and price of the Company's products, risks associated with the loss of hospital tenders, formulary exclusions, and/or de-prescribing guidelines issued by applicable prescribing groups, the inability to grow product sales through marketing and/or promotion, risks associated with customers deferring purchase orders for the Company's products, risks associated with working with external partners, risks associated with the inability to supply products due to, without limitation, stock-outs and/or product recalls and/or rejections, risks associated with slower uptake of the Company's products, higher than expected erosion of the volume of sales of Concordia's products, the impact of non-FDA approved products on the sales of Concordia's products, including Donnatal®, general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com